Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

November 2, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: John M. Ganley, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

          Thank you for your telephonic comments received on November 1, 2011 regarding the registration statements on Form N-14 for the Trust in connection with the exchange offers (collectively, the “Offer”) on behalf of the Trust and Market Vectors Biotech ETF, Market Vectors Bank and Brokerage ETF (formerly, Market Vectors Money-Center Bank ETF), Market Vectors Oil Services ETF, Market Vectors Pharmaceutical ETF, Market Vectors Retail ETF and Market Vectors Semiconductor ETF (the “ETFs”), each a series of the Trust, for the securities underlying the depositary trust receipts of Biotech HOLDRS™ Trust, Regional Bank HOLDRS™ Trust, Oil Service HOLDRS™ Trust, Pharmaceutical HOLDRS™ Trust, Retail HOLDRS™ Trust and Semiconductor HOLDRS™ Trust, respectively (the “HOLDRS Trusts”), filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2011. Below, we describe the changes that have been made to the Form N-14s in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Terms not defined herein have the meanings set forth in the Form N-14s.

Comment 1.	Please supplementally explain why the Offer does not violate Section 12(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response 1. The Offer does not violate Section 12(b) of the Investment Company Act. Section 12(b) of the Investment Company Act states:

It shall be unlawful for any registered open-end company…to act as a distributor of securities of which it is the issuer, except through an underwriter, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

Rule 12b-1(a) under the Investment Company Act further provides:

(1) Except as provided in this section, it shall be unlawful for any registered open-end management investment company…of the [Investment Company]

Act to act as a distributor of securities of which it is the issuer, except through an underwriter; [and]

(2) For purposes of this section, such a company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature[.] [Emphasis added.]

The ETFs will not be acting as a distributor of securities of which they are the issuers within the meaning of Section 12(b) and Rule 12b-1 thereunder. The costs of the Offer will be borne by Van Eck, the investment adviser to each of the ETFs, not the ETFs. Therefore, the ETFs will not be financing directly or indirectly any activity which is primarily intended to result in the sale of the ETFs’ shares.

Comment 2.	Please supplementally explain why the Offer does not violate Section 17(d) of the Investment Company Act.

Response 2. Section 17(d) provides, in pertinent part, that:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company...or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 defines the terms “joint enterprise or other joint arrangement” as:

Any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company or any affiliated person of such a person or principal underwriter have a joint or a joint and several participation or share in the profits of such enterprise or undertaking, but shall not include an investment advisory contract subject to [S]ection 15 of the [Investment Company] Act. [Emphasis added.]

The Offer is an offer by a newly formed ETF to issue its shares at net asset value (“NAV”) to HOLDRS investors. In essence, it is an exchange offer at NAV to a discrete, targeted group of investors. There is no joint or joint and several participation with an affiliated person of an ETF in the profits of an enterprise or undertaking, the touchstone for a transaction within the ambit of Section 17(d).

While Van Eck, as the investment adviser to each of the ETFs, will receive investment advisory fees and therefore has an economic incentive to launch the ETFs, there is no sharing of profits between Van Eck and the ETFs. Furthermore, investment advisory contracts are specifically excluded from the definition in Rule 17d-1 of joint enterprise or other joint arrangement. Nor is there any conflict of interest between the ETFs and Van Eck. The Offer provides the opportunity for the newly formed ETFs to immediately achieve scale. Moreover, all of the costs of the Offer will be borne by Van Eck, so dilution of shareholders is not a concern.

In light of the foregoing, Section 17(d) of the Investment Company Act is not applicable to the Offer.

Comment 3.	Please supplementally explain why the Offer does not violate Section 17(e) of the Investment Company Act.

Response 3. Section 17(e) of the Investment Company Act does not by its terms apply to payments under the Asset Purchase Agreement because Merrill Lynch (the recipient of the consideration) is not a first- or second-tier affiliate of a registered investment company. In addition, Van Eck believes that the intellectual property assets, including various patents, acquired pursuant to the Asset Purchase Agreement are of great value. The HOLDRS Trusts are well known, established platforms. By purchasing the intellectual property assets, including various patents, related to the HOLDRS Trusts, Van Eck is attempting to ensure that neither Merrill Lynch nor any other entity that may be in the market for such intellectual property assets will use such assets to create competition for the ETFs. Van Eck also believes that the intellectual property assets have intrinsic value that may be used in Van Eck’s current and future business endeavors.

          As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon